Filed by Zynga Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zynga Inc.

Commission File No.: 001-35375

The following communication was first made available to employees of Zynga Inc. on January 20, 2022.

Summary of the Treatment of Zynga RSUs in the Transaction with Take-Two

The following questions and answers cover select topics relating to the treatment of Zynga restricted stock units (RSUs) in the transaction recently announced between Zynga and Take-Two (referred to as the “merger”). The following is only a summary. For the actual terms of how such Zynga equity awards will be treated in the merger, please refer to the agreement entered into between Zynga and Take-Two which has been filed with the SEC, the Zynga equity plan under which the award was granted, and the applicable award agreements governing the award terms.

1.    How will Zynga RSUs be treated in the merger?

(a)

Zynga Stock (Already-Vested Zynga RSUs). A quick reminder that if Zynga RSUs already vested in the past, they now are shares of Zynga common stock (also referred to in this document, for ease of review, as “vested Zynga RSUs”). (See 2(a) below for a brief summary of the treatment of Zynga stock and vested Zynga RSUs.)

(b)

Zynga RSU Conversion. If you hold any Zynga RSUs that are outstanding and unvested at closing (“unvested Zynga RSUs”), they will be converted into unvested RSUs covering Take-Two shares when the merger closes.

(c)

Share Adjustment. The number of shares subject to the RSU award will be adjusted by multiplying the number of shares subject to the unvested Zynga RSU award by an “equity award exchange ratio.” The adjustment generally is intended to preserve the value of the unvested Zynga RSU as of the closing of the merger.

(d)

Converted Take-Two RSU Terms.    Each converted Take-Two RSU award otherwise generally will have the same terms and conditions (including vesting schedule) that applied to the award just before the conversion.

2.    How does the equity award exchange ratio work?

(a)	Payment for Zynga Stock (i.e., vested Zynga RSUs). When the merger closes, a Zynga stockholder will receive, for each share of Zynga stock or vested Zynga RSU,

(x) $3.50 in cash, and

(y) a number of shares of Take-Two stock. The number of such Take-Two shares payable for each Zynga share will range from 0.0350 to 0.0406, depending on the Take-Two stock price, using a volume-weighted average sales price (or Take-Two VWAP), determined closer to when the merger closes (referred to in this document as the Take-Two VWAP)1.

o

For example, assume that a Zynga stockholder has 1,000 shares of Zynga stock (or 1,000 vested Zynga RSUs) when the merger closes and that 0.04000[2] Take-Two shares will be payable for each 1 Zynga share. The Zynga stockholder will receive 40 Take-Two shares and $3,500 in cash[3] in exchange for such Zynga stock (or vested Zynga RSUs).

(b)

Equity Award Exchange Ratio Formula (for Unvested Zynga RSUs). The equity award exchange ratio for converting Zynga shares under an unvested Zynga RSU award into Take-Two shares under the converted Take-Two RSU award is very similar to the above, but because there is no cash paid under any of the RSU awards, the $3.50 in cash first is converted into a number of Take-Two shares. This is done by dividing the $3.50 by the Take-Two VWAP[4] and rounding the resulting ratio to four decimals. The result is a ratio that is the sum of (x) and (y) above, with the cash in (x) having been converted into a number of Take-Two shares.

(c)	Fractional Share Rounding. Any resulting fractional share for an RSU award will be rounded down.

The following examples are hypothetical scenarios that are provided for illustrative purposes only. Actual future amounts will vary.

[1]

The Take-Two stock price to be used will be based on the volume-weighted average sales price (Take-Two VWAP) of a share of Take-Two stock (taken to four decimal places) on the Nasdaq Global Select Market over the consecutive trading period from the 23rd trading day, through the 3rd trading day, immediately before the merger closing date. If such Take-Two VWAP exceeds $181.88, then the exchange ratio will be 0.0350 (which is $6.36 / $181.88). If such Take-Two VWAP is less than $156.50, then the exchange ratio will be 0.0406 (which is $6.36 / $156.50). If such Take-Two VWAP is between $156.50 and $181.88, the exchange ratio (rounded to five decimal places) will be $6.36 divided by such Take-Two VWAP.

[2]	This illustration assumes that the Take-Two VWAP described in footnote 1 above is determined to be $159, so that $6.36/$159 = 0.04000.
[3]	This is determined as $3.50 * 1,000.
[4]	This Take-Two VWAP is the same as described in footnote 1.

RSU Example 1

Assume the following (actual future facts will vary):

o	An employee holds an outstanding Zynga RSU award covering 1,000 Zynga shares that are unvested when the merger closes.

o	The price of Take-Two stock closer to the merger (based on the Take-Two VWAP) is determined to be $159 so that the equity award exchange ratio is 0.0620[5].

At the closing of the merger, the unvested Zynga RSU award covering 1,000 Zynga shares will be converted into an unvested Take-Two RSU award covering 62 Take-Two shares. That is, 1,000 * 0.0620 = 62.

Thus, the 1,000 unvested Zynga RSUs will convert into 62 unvested Take-Two RSUs, which will vest on the same vesting schedule that applied to the unvested Zynga RSUs immediately prior to the merger close.

Note that in this example:

o	The implied value of the unvested Zynga RSU award, based on the cash and Take-Two stock payable (the value of which is based on the Take-Two VWAP) for Zynga shares, is $9,860[6], and

o	The implied value of the unvested Take-Two RSU award based on the Take-Two VWAP is $9,858[7].

RSU Example 2

Assume the following (actual future facts will vary):

o	An employee holds an outstanding Zynga RSU award covering 1,000 Zynga shares that are unvested when the merger closes.

o	The price of Take-Two stock closer to the merger (based on the Take-Two VWAP) is determined to be $182 so that the equity award exchange ratio is 0.0542[8].

[5]	This is the sum of (z) and (y) described further above, or $3.50/$159 + $6.36/$159 = 0.0220 + 0.04000 = 0.0620.
[6]	This is calculated as (1,000 * $3.50) + (1,000 * 0.04000 * $159) = $3,500 + $6,360 = $9,860.00.
[7]	This is calculated as 62 * $159 = $9,858.00.
[8]	This is the sum of (z) and (y) described further above, or $3.50/$182 + 0.03500 = 0.0192 + 0.03500 = 0.0542.

At the closing of the merger, the unvested Zynga RSU award will be converted into an unvested Take-Two RSU award covering 54 Take-Two shares. That is, 1,000 * 0.0542 = 54.2, with the resulting fractional share rounded down to 54.

Thus, the 1,000 unvested Zynga RSUs will convert into 54 unvested Take-Two RSUs, which will vest on the same vesting schedule that applied to the unvested Zynga RSUs immediately prior to the merger close.

Note that in this example:

o	The implied value of the unvested Zynga RSU award, based on the cash and Take-Two stock payable to Zynga stockholders (the value of which is based on the Take-Two VWAP), is $9,870[9], and

o	The implied value of the unvested Take-Two RSU award based on the Take-Two VWAP is $9,828[10].

3.	Is there anything I have to do with my Zynga RSUs for the merger treatment described above to apply?

(a)	No, the assumption and conversion of Zynga RSUs when the merger closes is automatic.

(b)

Of course, the awards must be outstanding when the merger closes, in order to be assumed and converted in the merger. If your employment or other service terminates before the merger closes, then to the extent that your award is not then vested, your award agreement may provide that you forfeit the unvested portion of your award. Any Zynga RSUs forfeited before the closing of the merger will not be assumed and converted into Take-Two RSUs at the closing.

[9]	This is calculated as (1,000 * $3.50) + (1,000 * 0.03500 * $182) = $3,500 + $6,370 = $9,870.00.
[10]	This is calculated as 54 * $182 = $9,828.00.

Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two’s and Zynga’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Take-Two’s or Zynga’s respective stockholder approval or the failure to satisfy other conditions to completion of the proposed combination, including receipt of regulatory approvals, on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take- Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games; and risks relating to the market value of Take-Two’s common stock to be issued in the proposed combination.

Other important factors and information are contained in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga that will become the subject of a registration statement on Form S-4 to be filed by Take-Two with the U.S. Securities and Exchange Commission (the “SEC”), which will include a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, will provide full details of the proposed combination and the attendant benefits and risks. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants In The Solicitation

Take-Two, Zynga and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed business combination. Information about Take-Two’s directors and executive officers is available in Take-Two’s proxy statement dated July 27, 2021 for its 2021 Annual Meeting of Stockholders. Information about Zynga’s directors and executive officers is available in Zynga’s proxy statement dated April 5, 2021 for its 2021 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed combination when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.